Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Cadence Bank
Commission File No.:  001-34073
Date:  October 27, 2025

The following is a screenshot of the landing page of the website of Huntington Bancshares Incorporated on October 27, 2025

Government Shutdown Information About Huntington Find a Branch or ATM Customer Service Personal Bank Borrow Grow Plan Protect Learn Business Open an account Login Huntington Bank is proud to welcome Cadence Bank We’re excited to bring expanded capabilities and award-winning digital tools to customers across Texas and the South, with the same relationship-first approach our legacies are built on, once the transaction closes.

For now, it’s banking as usual Cadence Bank teams and branches are expected to begin operating under the Huntington Bank name and brand in the second quarter of 2026. Until then, you can continue to bank as you do today with confidence. If we anticipate any changes to your banking experience, we will communicate those changes in advance so you can be informed and prepared. FAQs Have questions about what's happening? We're here to help. Below are answers to some common questions.

About Us Who is Huntington Bank? Founded in 1866, Huntington Bank is a top 10 U.S. regional bank headquartered in Columbus, Ohio.  Huntington offers consumers, small and middle-market businesses, corporations, municipalities and other organizations a comprehensive suite of banking, payments, wealth management, and risk management products and services, along with a suite of award-winning mobile and online banking tools. Huntington Bank operates more than 1,000 branches in 14 states, with certain businesses operating in extended geographies.  Huntington Bank is committed to its purpose to make people's lives better, help businesses thrive and strengthen the communities it serves.  Who is Cadence Bank? Cadence Bank is a $53 billion regional bank committed to helping people, companies and communities prosper. With more than 390 locations spanning Texas and the South, Cadence Bank offers comprehensive banking, investment, trust, and mortgage products and services to meet the needs of individuals, businesses and corporations. Cadence has dutifully served customers for nearly 150 years.

What to expect as a Cadence Bank customer Will there be any changes to Cadence Bank’s branch locations? Huntington Bank plans to maintain Cadence Bank’s broad branch presence — with no branch closures — and will make meaningful investments to grow. In 2026, Cadence branches will transition to operating under the Huntington Bank name and brand. Will there be any changes to my Cadence Bank account(s)? Cadence Bank and Huntington Bank are committed to making this a smooth transition for all our customers. For now, it is business as usual. Please continue to use your same checks, cards and accounts as you always have, and continue to use Cadence Bank branches, ATMs, and digital banking apps for your banking needs. You will continue to have full access to your deposit accounts and other banking services. Your deposits remain insured by the Federal Deposit Insurance Corporation (FDIC) to the maximum extent permitted by law. Cadence Bank will continue to process loan applications, fund commitments, service loans, and serve you in the same manner without interruption. As we work to combine the two companies, your accounts may be aligned with Huntington Bank products. As soon as more information becomes available regarding specific timing, we will share it well in advance of any changes.

Should I keep making payments on my Cadence Bank loans? Yes, continue to make payments to the same account number and mailing address per the terms of your loan agreement(s).  I have a Cadence Bank loan in process. Will it be delayed? Loan applications will not be delayed as a result of this announcement and applicants do not need to take any additional steps at this time.  Will my Cadence Bank banking team change? For now, there are no changes to your banking relationships and points of contact as an outcome of the announcement. If we encounter any changes we believe could significantly affect your banking experience, we will communicate them in advance so you can be as informed and prepared as possible.

Will the Cadence Bank name change? Yes. Once combined, the company will operate under the Huntington Bank name and brand.  Who do I contact at Cadence Bank if I have a question? Contact the same people you contact today. You can reach out to your banking team, stop by a Cadence Bank branch or call Customer Service at (888) 797-7711, Monday through Friday 7:00 a.m. to 8:00 p.m. CT, and Saturday, 7:00 a.m. to 5:00 p.m. CT.

Banking & Services Integration How will the combination affect customers and operations? As noted above, for now, it’s banking as usual.  Cadence Bank will continue to process loan applications, fund commitments and conduct all other banking operations as they do every day.  Additionally, Cadence Bank branches, loan offices, ATMs and LIVE teller-enabled ATMs will continue to serve customers.  As we work to combine the companies between now and the second quarter of 2026, further information about the transition to Huntington will be shared via mail and email, so you know what to expect and when.  What are the benefits of Cadence Bank partnering with Huntington Bank? Cadence Bank and Huntington Bank share a relationship-first, community-based approach to banking. Through this partnership, Huntington Bank will bring expanded capabilities and award-winning digital tools to Cadence Bank customers. Additionally, Cadence Bank customers will have access to Huntington’s full suite of consumer and business offerings, building on Cadence Bank’s customer-centered legacy with products and services that don't have hidden fees or asterisks.

When will the companies combine? Huntington Bank and Cadence Bank will continue to operate separately until the companies combine which we expect to occur in the first quarter of 2026, subject to regulatory approvals and customary closing conditions, and the completion of our systems conversion that we expect in the second quarter of 2026. Upon conversion, Cadence Bank teams and branches will operate under the Huntington Bank name and brand. Until then, you can continue to bank as you do today with confidence. If we anticipate any changes to your banking experience, we will communicate those changes in advance so you can be informed and prepared.  What level of commitment can I expect from Huntington Bank and Cadence Bank? Cadence Bank and Huntington Bank share a relationship-first, community-based approach to banking. Cadence Bank customers can expect the same relationship-focused service from local bankers they know and trust.  Is my money safe? How will the merger affect FDIC insurance on deposits? The basic FDIC insurance amount is $250,000 per depositor, per insured bank. That means you could have up to $250,000 on deposit at one bank and $250,000 at another bank and it would all be fully insured. After the transaction is complete, Cadence Bank and Huntington Bank will become one bank for the purposes of calculating limits on deposit insurance. However, the FDIC has a special rule that allows a customer's deposits to be considered as separately insured when two banks merge — as if the two banks are still operating separately — for at least six months, and possibly longer for certificates of deposit (CDs).  For more information, visit Your Insured Deposits FDIC.gov or contact your local banker.

Community How does this partnership benefit the communities Cadence Bank serves? The combined company will bring together two purpose-driven organizations with a deep commitment to the customers and communities they serve, driven by a cultural belief in banking delivered through local colleagues, local relationships and local involvement.  The combined organizations will provide a broader set of product and service offerings, including, among others: deposit products and loan programs designed to benefit under-resourced populations and communities, as well as small businesses; various commercial, trust/fiduciary, wealth and investment management, institutional and public sector banking products and services; and personal and commercial lines of insurance products and services.

Important Additional Information In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively. Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007. Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com. References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.  PARTICIPANTS IN THE SOLICITATION  Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction. Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information.”

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